EXHIBIT 12

                         ROHM AND HAAS COMPANY
                           AND SUBSIDIARIES

           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (MILLIONS OF DOLLARS)


                         SIX MONTHS
                            ENDED             YEAR ENDED DECEMBER 31,
                          JUNE 30,     --------------------------------------
                            1996        1995    1994    1993    1992    1991
                        ------------   ------  ------  ------  ------  ------
Earnings before income
  taxes                   $  294       $  441  $  407  $  194  $  261  $  240
Fixed charges                 37           84      82      79      83      79
Capitalized interest
  adjustment                  (2)          (5)     (2)     (7)     (3)     (6)
Undistributed earnings
  adjustment                   8           (3)     (2)      6       2      (2)
                        ------------   ------  ------  ------  ------  ------
    Earnings              $  337       $  517  $  485  $  272  $  343  $  311
                        ------------   ------  ------  ------  ------  ------
Ratio of earnings to
  fixed charges              9.1          6.2     5.9     3.4     4.1     3.9
                        ------------   ------  ------  ------  ------  ------

Note: Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings (losses) of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.